SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated December 1, 2020 announcing that U.S. Silicon Metal Producers Welcome Duties on Imports of Silicon Metal from Kazakhstan

U.S. Silicon Metal Producers Welcome Duties on Imports of Silicon Metal from Kazakhstan

MIAMI, Dec. 1, 2020 (GLOBAL NEWSWIRE) – Globe Specialty Metals, Inc., a subsidiary of Ferroglobe PLC (NASDAQ:GSM) (“GSM”), and Mississippi Silicon LLC (“MS”), together representing the majority of American silicon metal production, welcomed news on November 30th that the U.S. Department of Commerce ("Commerce") will impose preliminary duties of 120% on all silicon metal imports from Kazakhstan.

The announcement is part of ongoing investigations of unfairly-traded silicon metal imports from Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan. The U.S. International Trade Commission (ITC) has preliminarily determined that imports from these four countries are a cause of material injury to the U.S. industry.

"Unfair trade practices by foreign suppliers have been an ongoing challenge for our industry," said Marco Levi, Chief Executive Officer of GSM's parent, Ferroglobe. "These duties will facilitate normalization of the U.S. market as the government responds to unfairly-traded imports. We appreciate the diligent efforts by the Commerce Department in this investigation."

On June 30, 2020, GSM and MS filed petitions to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States.

In their petitions, the companies asked the Commerce and ITC to impose duties on to offset unfair pricing and unfair subsidies.

Following this announcement, preliminary determinations will be announced in the Bosnia and Herzegovina and Iceland investigations on December 8, 2020, and in the Malaysia investigation on January 27, 2021.

"Today's decision appropriately recognizes the challenges our industry has faced in recent years as a result of dumped and subsidized imports," said Eddie Boardwine, Chief Operations Officer of MS. "We appreciate the government's efforts to respond to unfair trade practices and look forward to seeing conditions in the U.S. market improve in the near future."

Silicon metal is an important element added to various grades of aluminum alloys used in performance applications such as automotive components and aerospace products. Silicon metal also is a critical raw material in the production of silicone compounds used in numerous products including sealants, adhesives, rubber gaskets, caulking compounds, lubricants, food additives, coatings, polishes, and cosmetics, among others. In addition, silicon metal is the base material in the production of polysilicon, a purified form of silicon used in solar cells and semi-conductors.

For more on the petitions, see the companies’ press release.

For more on the ITC’s investigation, see the Commission’s press release.

For more on Commerce’s investigations, see the agency’s press release.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)